EXHIBIT 99.1

Jacada Visual IVR Chosen by Leading Global Insurance and Financial Services Provider for its Canadian Operation

New Autonomous CX deployment set to boost self-service experience and contact center efficiency in multiple lines of business

ATLANTA, April 12, 2018 (GLOBE NEWSWIRE) -- Jacada, Inc. (OTCQB:JCDAF), provider of Autonomous CX solutions designed to automate customer service operations, reduce contact center size, and improve the customer experience, announced today that it has signed a material deal with a leading global insurance and financial services provider to implement Jacada’s Visual IVR solution for its Canadian operation in multiple lines of business. As a part of Jacada’s Autonomous CX suite, Jacada Visual IVR is a visual customer assistant and digital support solution that guides inbound customer calls into a mobile web-based support experience to enhance self service capabilities, reduce call volume and improve customer experience.

Powered by the Jacada Interact Automation Platform, enterprises can now effortlessly design self-service business flows once and reuse the designed interactions across the customer journey on multiple channels. In this case, the flows will be initially utilized by Jacada’s Visual IVR solution with availability to be re-used in chatbots or in live contact center interactions such as agent guidance. This build-once and re-use capability ensures business agility, high resolution rates, efficiency, and standardization across all customer service channels.

Other Jacada customers utilizing Visual IVR in the insurance and financial services space have seen results such as an improvement of customer containment within self-service channels, reduced average handling time and a significant increase in NPS scores. Visual IVR has repeatedly provided successful advancements in the digital transformation of a company’s customer experiences by enabling smooth and contextual switching between both voice and digital channels.

“We continue to see positive market adoption for self-service options such as Visual IVR,” says Oren Shefler, Jacada’s VP Sales, Americas. “The success of Visual IVR is indicative of the value derived from Jacada’s Autonomous CX automation platform and its capabilities to support digital adoption and much higher self-service resolution rates.”

About Jacada

Jacada Inc. helps enterprises to significantly reduce costs of their customer service operations by deploying automation solutions and contextual bots. From guiding the contact center agents and automating their manual tasks to fully automated self-service solutions, Jacada automates interactions while improving customer experience. Our 27 years of experience in automating customer service processes for global enterprises, together with proven outcome-focused integration capabilities, enable worry-free deployments with lower Total Cost of Ownership. Founded in 1990, Jacada operates globally with offices in Atlanta, USA; London, England; Munich, Germany; and Herzliya, Israel. More information is available at www.Jacada.com.

Contact:
A. Lee Judge
Jacada
770-776-2326
ljudge@jacada.com